UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34929

SodaStream International Ltd.

(Translation of Registrant’s Name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7019900, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐    No ☒

CONTENTS

Entry into Merger Agreement

On August 20, 2018, SodaStream International Ltd. (“SodaStream”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PepsiCo, Inc., a North Carolina corporation (“Parent”), and Saturn Merger Sub Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into SodaStream (the “Merger”), with SodaStream continuing after the Merger as the surviving company (the “Surviving Company”) and an indirect wholly-owned subsidiary of Parent. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Israeli Companies Law, 5759-1999. A copy of the Merger Agreement is attached as Exhibit 99.1 hereto.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each ordinary share, par value NIS 0.645, of SodaStream (an “Ordinary Share”) issued and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive US$144.00 in cash (the “Merger Consideration”), without interest and less applicable withholding taxes (if any), (ii) each option to acquire Ordinary Shares outstanding and unexercised immediately prior to the Effective Time will become fully vested and cancelled in exchange for the right to receive an amount in cash without interest equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per Ordinary Share for such option, and (y) the number of Ordinary Shares underlying such option, subject to applicable withholding taxes (if any), (iii) each Restricted Shares Unit (“RSU”) of the Company outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled in exchange for an amount in cash without interest equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSU, subject to applicable withholding taxes (if any), and (iv) each Performance Share Unit (“PSU”) of the Company outstanding immediately prior to the Effective Time that vests pursuant to the terms of the applicable grant agreement will be accelerated and become immediately vested and cancelled in exchange for an amount in cash without interest equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such PSU, subject to applicable withholding taxes (if any).

The board of directors of SodaStream (the “Board”) has unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, SodaStream and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of SodaStream to its creditors; (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) determined to recommend that the shareholders of SodaStream approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

SodaStream and Parent have made customary representations and warranties and agreed to customary covenants in the Merger Agreement, including, among others, covenants by SodaStream to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time and not to engage in certain types of transactions during this period unless approved in writing by Parent, in each case subject to certain exceptions.

The Merger Agreement prohibits SodaStream and its representatives from soliciting acquisition proposals and from entering into discussions or negotiations with respect to or any agreement concerning, or providing information in connection with, any acquisition proposal, subject to customary exceptions relating to proposals that constitute or could reasonably be expected to lead to a “Superior Proposal” (as defined in the Merger Agreement). Subject to certain exceptions, SodaStream has agreed not to withdraw, amend or modify in a manner adverse to Parent in any material respect, or publicly propose to do the same, the recommendation of the Board that SodaStream’s shareholders approve the Merger Agreement and the Merger.

The Merger Agreement contains certain termination rights for both the Company and Parent, including the right of the Company in certain circumstances to terminate the Merger Agreement in order to accept a Superior Proposal, subject to Parent’s matching rights.  In certain circumstances, the Company will be required to pay Parent a $119.0 million termination fee in connection with a termination of the Merger Agreement, including in connection with, among others, a termination of the Merger Agreement by the Company in order to accept a Superior Proposal or a termination of the Merger Agreement by Parent following a change of recommendation by the Company Board.

Consummation of the Merger is subject to the approval of SodaStream’s shareholders at an extraordinary general meeting of shareholders (the “Shareholders Meeting”). In addition to the receipt of such shareholder approval, the closing of the Merger is subject to several customary conditions, including (i) the receipt of antitrust clearances, (ii) the absence of any law, order or other governmental action prohibiting the consummation of the Merger, (iii) the accuracy of the representations and warranties of each party in the Merger Agreement (substantially all of the Company’s representations and warranties being subject to an overall material adverse effect qualification), (iv) compliance in all material respects by each party with its covenants under the Merger Agreement, and (v) the absence of a material adverse effect on the Company (as such term is defined in the Merger Agreement) from the date of the Merger Agreement. The Merger is not subject to any financing condition.

SodaStream expects to publish notice of the Shareholders Meeting in the near future, and soon thereafter, will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, as well as the procedure for voting in person or by proxy at the Shareholders Meeting and various other details related to the Shareholders Meeting. If the Merger is approved at the Shareholders Meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective following such approval (the effectiveness of the Merger also requires a 50-day waiting period following the filing of a merger proposal with the Israeli Companies Registrar, which SodaStream expects will occur in the near future). SodaStream anticipates that the Merger will be completed by January 2019.

If the Merger is consummated, the Ordinary Shares will be delisted from the NASDAQ Global Select Market and the Tel Aviv Stock Exchange Ltd. and deregistered under the Securities Exchange Act of 1934 and the Israeli Securities Law, 5728-1968.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be a complete description of all the parties’ rights and obligations under the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference. The Merger Agreement has been included as an exhibit hereto solely to provide investors and securityholders with information regarding its terms. It is not intended to be a source of financial, business or operational information about SodaStream, Parent or their respective subsidiaries or affiliates. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by (A) certain matters specifically disclosed in publicly available reports filed by SodaStream with the SEC since January 1, 2016, but prior to one business day before the date of the Merger Agreement and (B) matters specifically described in a confidential disclosure letter delivered by SodaStream to Parent in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement, which might differ from what is viewed as material by an investor or a securityholder, and (iv) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Investors and securityholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of SodaStream or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in SodaStream’s public reports. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding SodaStream that is or will be contained in, or incorporated by reference into, the documents that SodaStream files or has filed with the SEC.

On August 20, 2018, SodaStream issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.2 hereto.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, SodaStream intends to submit relevant materials to the U.S. Securities and Exchange Commission (the “SEC”) and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SODASTREAM AND THE MERGER. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by SodaStream to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the Merger.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in SodaStream’s registration statements on Form S-8 (File Nos 333-226420, 333-208811, 333-195578, 333-190655 and 333-170299).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Forward-looking statements include, but are not limited to: statements about the expected timing of the acquisition, the satisfaction or waiver of any conditions to the proposed acquisition, and about SodaStream’s business and future prospects. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) SodaStream may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed Merger; (2) the proposed Merger may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (4) the ability to recognize benefits of the proposed Merger; (5) risks that the proposed Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed Merger; (6) impact of the Merger on relationships with SodaStream’s commercial counter-parties and (7) other risks that may imperil the consummation of the Merger, which may result in the Merger not being consummated within the expected time period or at all. For additional information about other risks to which SodaStream is subject, please see SodaStream’s filings with the Securities and Exchange Commission, including its most recent annual report on Form 20-F and subsequent Reports of Foreign Private Issuer on Form 6-K. SodaStream undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD. (Registrant)
Date: August 20, 2018	By:	/s/ Dotan Bar-Natan
Dotan Bar-Natan
General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Agreement and Plan of Merger, dated August 20, 2018, by and among PepsiCo, Inc., Saturn Merger Sub Ltd. and SodaStream International Ltd.

99.2	Press release, dated August 20, 2018, titled “SodaStream Enters into Agreement to Acquire SodaStream International Ltd.”